Quarterly Report to Shareholders Management Discussion and Analysis ("MD&A") and July 31, 2004 Unaudited Financial Statements (First Quarter 2005)

TSX and AMEX: Symbol: PMU CUSIP: 694915208 SEC File No. 1-13812 Head Office: #410 – 625 Howe Street, Vancouver, B.C. V6S 2T6 Canada

Telephone:	(604) 689-1976
Facsimile:	(604) 689-1978
Toll free:	1-888-775-7097

Investor Relations Email: bhenderson@pacrim-mining.com Website: www.pacrim-mining.com

Dear Fellow Shareholders,

We are pleased to report we have made substantial progress in the advancement of our El Dorado gold project during and subsequent to our first quarter of fiscal 2005.

Last year we adopted a two-pronged strategy for El Dorado; to move forward with development plans for the 585,000 ounce Minita resource while at the same time continuing to explore for additional resources on the property. A pre-feasibility study to examine the detailed economics of a potential operation based on the Minita resource commenced late in fiscal 2004, with the bulk of the work completed during the first quarter of 2005 and in the weeks following. The report is now nearing completion and is expected by late September 2004. We are very eager to receive the results of this study believing, as we have for some time, that our El Dorado project has the potential to host a highly profitable, low-cost underground gold operation.

During our first quarter of fiscal 2005, we made two new gold discoveries at El Dorado that were confirmed with follow-up drilling subsequent to the end of the period. The Nance Dulce and South Minita gold zones, which we are continuing to drill test in order to define their dimensions, offer excellent blue sky potential for the addition of new resources to the project.

Our strategy is working. Our second quarter period promises to be very enlightening and exciting with the receipt of the pre-feasibility results and continued drill results from our new discovery zones. We look forward to achieving this milestone and commencing development of our flagship El Dorado project.

Sincerely,

"Thomas C. Shrake"	"Catherine McLeod-Seltzer"

Thomas C. Shrake	Catherine McLeod-Seltzer
CEO	President

September 7, 2004
Vancouver, BC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the first quarterly period (three months ended July 31, 2004 and 2003). Monetary amounts are stated in United States ("US") dollars unless otherwise noted.

INTRODUCTION

The Management's Discussion and Analysis ("MD&A") reviews Pacific Rim Mining Corp.'s ("Pacific Rim" or "the Company") business and financial performance, and compares its financial results for the first quarter of fiscal 2005 ("Q1 2005") (the three months ended July 31, 2004) with those of the first quarter of the prior year ("Q1 2004") (the three months ended July 31, 2003). This MD&A should be read in conjunction with the Company's interim consolidated financial statements and accompanying notes ("interim statements").

The Company's interim statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), reviewed by its independent auditors, and filed with appropriate regulatory bodies in Canada and the United States. The interim statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, the interim statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company's annual report for the year ended April 30, 2004.

Pacific Rim's shares trade under the symbol PMU on both The Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

The MD&A is comprised of ten key sections that together provide a comprehensive overview and analysis of the Company's business, technical and financial performance during the first quarters of fiscal 2005 and 2004:

1.	The Overview section recaps significant technical and financial developments.
2.	The Critical Accounting Policies and Estimates section details the Company's key accounting policies and the estimates the Company utilizes in determining financial information.
3.	The Review of Operations and Projects outlines production from the Denton-Rawhide mine and developments at the Company's exploration projects.
4.	The Results of Operations section provides a detailed financial analysis of the Company's operations.
5.	The Summary of Quarterly Results provides revenue and net income (loss) results for the past eight quarterly periods.
6.
The Liquidity, Capital Resources and Financial Condition section describes the Company's cash position, working capital and off-balance sheet arrangements and outlines the significant factors affecting cash flow.

7.	The Risks and Uncertainties section identifies key risks associated with the Company's business, projects and operations and discusses measures Pacific Rim has undertaken to mitigate these risks.
8.	The Environmental and Social Responsibility section discusses the Company's approach to sustainability.
9.	The Outlook section discusses Pacific Rim's plans for the remainder of the fiscal year.
10.	The Non-GAAP Measures section identifies non-GAAP performance measures used in this document and reconciles them to reported GAAP measures.

Forward-Looking Statements

Certain information set forth in this report contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current exploration activities; the results of economic and environmental studies; market reaction to future exploration results; the Company's anticipated strategies for growth; the results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increases in production costs; differences in recovery rates from those expected; potential disruptions to residual leaching activities; general market and industry conditions;

and other factors more particularly described in Pacific Rim Mining Corp.'s filings with the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.'s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom.

1. OVERVIEW

Pacific Rim is a revenue generating gold exploration company with a joint venture interest in a heap leach gold operation in the United States and advanced and early-stage exploration projects in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its exploration projects; primarily the El Dorado gold project in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

Pacific Rim's corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During the first quarter of fiscal 2005, the Company progressed toward this goal by: advancing the El Dorado gold project with new gold zones discovered through its ongoing exploration drill program; continuing work on the pre-feasibility study to determine the detailed economics of a proposed operation at El Dorado; and, working toward completion and submission of an Environmental Impact Study ("EIS") on the El Dorado project. The Company anticipates commencing underground development activities, pending the results of the pre-feasibility study, at El Dorado during fiscal 2005.

At the Company's flagship El Dorado gold project in El Salvador, two new areas of gold mineralization were discovered during Q1 2005. High grade gold was encountered in drilling at previously untested areas of the South Minita vein in the Central District and the Nance Dulce vein system in the South District. Highlights include 21.1 g/t gold over a true width of 1.64 meters at Nance Dulce and 12.08 g/t gold over a true width of 7.0 meters at South Minita.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Q1 2005 (three months ended July 31, 2004)	Q1 2004 (three months ended July 31, 2003)
Revenue	$3,440	$3,023
Operating Costs	$3,252	$3,147
Exploration expenditures	$1,889	$871
Net (loss) before unusual item	$(1,491)	$(1,510)
Net (loss) for the period	$(1,338)	$(1,329)
Per share (basic and diluted)	$(0.02)	$(0.02)
Cash Flow (used) for operating activities	$(536)	$(529)
Net increase (decrease) in cash	$347	$(449)
Common shares outstanding (average)*	80,483,994	78,528,594
Fully diluted shares (average)*	85,463,094	85,108,874
	July 31, 2004	April 30, 2004
Cash and cash equivalents	$1,810	$1,463

Total assets	$11,688	$14,033
Total liabilities	$3,361	$4,415
Working Capital	$2,194	$3,033
*refer to Note 9 of the interim consolidated financial statements for details of the outstanding share data.

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Pacific Rim has not adopted any new accounting policies or implemented any accounting changes during Q1 2005. Readers are referred to Note 2 of the Company's 2004 annual financial statements for details regarding the Company's critical accounting policies.

The following policies are considered by management to be particularly important to understanding the processes and reasoning that go into the preparation of the Company's interim financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment
Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after it has been established that the property contains mineral reserves. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

Stock-based Compensation
Pacific Rim uses fair value accounting for all stock options issued during the year.

Revenue Recognition
Pacific Rim recognizes revenue under the sales method, whereby revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property's resources at the time of the acquisition. The resource estimate was filed as a National Instrument 43-101 ("NI 43-101")-compliant technical report in February 2002. It has been superseded by the Company's October 2003 resource estimate (see National Instrument 43-101 Disclosure section).

Inventories
The inventories recorded in Pacific Rim's consolidated financial statements represent the Company's portion of heap leach gold inventories at the Denton-Rawhide gold mine. The value of these heap-leach inventories was estimated by Pacific Rim's joint venture partner and Denton-Rawhide mine operator, Kennecott Minerals Company ("Kennecott"). The inventory estimate is based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the heap leach pile all at estimated recovery rates based on historical results.

Closure costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 8 to the interim financial statements.

3. REVIEW OF OPERATIONS AND PROJECTS

Pacific Rim has one revenue-generating asset (the Denton-Rawhide gold heap leach operation in Nevada, USA), one advanced-stage exploration/development project (the El Dorado gold project in El Salvador), one mid-stage exploration project (the La Calera gold project in El Salvador) and two early-stage exploration projects (the Aurora and Surefire projects in Nevada, USA). The Company's current business model is to utilize its cash flow from production at the Denton-Rawhide heap leach operation to fund exploration of its El Dorado and other gold projects. Pacific Rim's corporate goal is to become a highly profitable, growth-oriented intermediate level gold producer through the discovery, development and operation of low-cost gold mines.

Operations
Pacific Rim is 49% owner of the Denton-Rawhide gold heap leach operation, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. The Denton-Rawhide operation ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase. Residual leaching involves the circulation of a leach solution through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery. The residual leaching and reclamation phase will continue for an indeterminate period of time, until all gold that is economically recoverable has been recovered, and reclamation activities are completed.

Gold and Silver Production
Pacific Rim's share of production from the Denton-Rawhide mine during Q1 2005 was 5,788 ounces of gold and 55,011 ounces of silver at a total cash production cost (as calculated using industry standards) of $478 per ounce of gold produced. This includes $250 per ounce of non-cash ‘heap leach" inventory "drawdown" costs. Actual cash expended per ounce of gold produced in Q1 2005 was $222 per ounce. During the comparable period of fiscal 2004 (the three months ended July 31, 2003), Pacific Rim's share of production was 8,855 ounces of gold and 76,649 ounces of silver at total cash production costs of $320 per ounce (actual cash cost of $82 per ounce). The substantial rise in per ounce total cash production costs and actual cash costs is due to the decrease in gold and silver ounces produced, with little decrease in mine operating expenditures.

Gold prices (as per the London morning and evening fixes) were volatile during the period May 1 to July 31, 2004, ranging from a low of $373.50 on May 14, 2004 to a high of $408.55 on July 12, 2004. The gold price increased marginally over the period, from $389.75 on May 4, 2004 to $391.40 on July 30, 2004 (the first and last gold trading days of the Company's first quarter of fiscal 2005, respectively).

Production Highlights

	Q1 2005	Q1 2004
Ounces gold produced*	5,788	8,855
Ounces silver produced*	55,011	76,649
Total cash production cost	$478	$320
Actual cash production cost**	$222	$82
Average realized gold price	$394	$362
Average actual gold price	$391	$354
*Pacific Rim's 49% share of Denton-Rawhide production
**Total cash production cost less non-cash heap leach inventory "drawdown" cost (see Section 10 "Non-GAAP Measures")

First quarter production from Denton-Rawhide was roughly 35% lower for fiscal 2005 than in the comparable period of fiscal 2004. This decrease in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward in roughly 6-month increments.

Hedging
In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing activities, the Company has instituted a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2004, Pacific Rim had 6,000 ounces of gold sold forward at an average price of $411 per ounce in contracts of 1,000 ounces per month with maturity dates extending to October 2004. A further 2,000 ounces of gold were sold forward during the period May 1 through July 31, 2004 at prices of approximately $403 per ounce in one month contracts extending to December 2004. At July 31, 2004, the Company had 5,000 ounces of gold sold forward at an average price of $411 per ounce. Pacific Rim's hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Exploration Projects

El Dorado Gold Project, El Salvador
The El Dorado Gold Project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim's flagship advanced-stage exploration property. Pacific Rim is 100% owner of the 75 square km El Dorado project, which consists of two exploration licenses that expire December 10, 2004 and must be converted to exploitation licenses at that time. El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area roughly 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900's, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill.

An October 2003 resource estimate for the El Dorado project outlined a total measured and indicated resource of 821,000 ounces of gold in the Minita, Coyotera and Nueva Esperanza vein systems. The bulk of this is contained in the Minita vein system, which hosts a measured and indicated resource of 1.6 million tonnes averaging 11.38 g/t gold and 70.3 g/t silver, for a total of 585,000 ounces of gold and 3.6 million ounces of silver (see National Instrument 43-101 Disclosure section for details of this resource estimate).

During Q1 2005, Pacific Rim continued to scout drill the highest priority vein targets on the El Dorado project, utilizing the cumulative understanding of the stratigraphy, structure and controls on gold mineralization within the El Dorado epithermal system garnered throughout the ongoing drill program. Results from a total of 17 drill holes completed on the El Dorado project were announced during the period May 1 to July 31, 2004 and results for an additional 17 holes were reported subsequent to the end of the quarter. Two new areas of gold mineralization were discovered as a result of this effort; the South Minita area in the Central District and the Nance Dulce area in the South District. Highlights include intersections of 21.1 g/t gold over a true width of 1.64 meters in the Nance Dulce vein system and 12.08 g/t gold over a true width of 7.0 meters in the South Minita area. Drill results from holes reported on during and subsequent to the first quarter of fiscal 2005 are included in Pacific Rim news releases #04-07 dated May 25, 2004 and #04-11 dated August 10, 2004, available on the Company's website.

The Nance Dulce discovery zone now totals over 500 meters in strike length with high-grade gold mineralization encountered in every hole that has tested this zone to date. The Nance Dulce structure can be traced a further 600 meters to the southeast and 500 meters to the northwest. The vertical extent of the mineralization has not yet been determined. The South Minita gold zone narrows and widens locally. A number of holes that have intersected this zone indicate an open-ended potential mineralized zone over 400 meters in strike length, though again, the vertical dimension of this mineralization has not yet been determined.

In March 2004, Pacific Rim contracted SRK Consulting of Denver, Colorado to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system. During the current quarter substantial progress was made on this study, which is expected to be completed during the Company's second quarter of fiscal 2005 (August 1 to October 31, 2004). The pre-feasibility study will be based on exploiting the current Minita resource with a 750 tonne per day operation. The Company expects to submit an EIS for a 750 tonne per day operation to El Salvadoran regulatory agencies during its second quarter of fiscal 2005 and can commence the permitting process for the construction of an access / haulage ramp upon regulatory approval of the EIS. The ramp is intended to provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage.

Pacific Rim is continuing its exploration drill program at El Dorado with the goal of enlarging the resource further, and remains focused on the Nance Dulce and South Minita vein. A complete list of Pacific Rim's El Dorado drill results is available on the Company's website.

The El Dorado project remains the cornerstone of Pacific Rim's strategy for growth. Of the $1.9 million spent on exploration during Q1 2005, $1.8 million was expended on the El Dorado project, primarily on the ongoing drill program, pre-feasibility study components and environmental studies.

La Calera Gold Project, El Salvador
Pacific Rim has an option to earn 100% of the La Calera gold project, located approximately 10 km west of the Company's El Dorado project in El Salvador. Under the terms of the option agreement, Pacific Rim will make staged property payments totaling $300,000 and undertake staged work obligations totaling $375,000 by September 2006. A 0.5% NSR granted to the property owners can be purchased for $200,000 before the 6-month anniversary of the commencement of commercial production at La Calera.

The 35 square km La Calera property hosts an epithermal vein system that differs from El Dorado in that it comprises both high-grade gold in veins and lower-grade gold in stockwork vein zones. The Company views La Calera as a potentially bulk mineable gold system. A Phase 1 core drill program to test the La Calera system was in undertaken in the latter half of fiscal 2003 and continued into fiscal 2004. Following the completion of the Phase 1 program, a geophysical survey was conducted to follow the mineralized structures beneath younger rocks that obscure the exposed vein system along strike and to the east and west. This ground magnetic survey was successful not only in identifying strike extensions of the previously tested veins, but also locating other hidden structures in the vicinity. In April 2004, a Phase 2 reverse circulation drill program commenced at La Calera to test the roughly 5 km of new targets identified by the geophysical survey. This program was in operation throughout Q1 2005, though no drill results from the Phase 2 program have been reported to date. Future exploration of the La Calera project will be dependent on results from the Phase 2 drilling program. All previously reported drill results from La Calera are available on the Company's website.

Aurora and Surefire Projects, Nevada
The Aurora project consists of 81 claims in the historic Aurora District, Nevada, bordering Metallic Ventures' Esmeralda Mine. Aurora is being acquired under a Purchase Option Agreement. Under the terms of this agreement, Pacific Rim can earn a 100% interest in the Aurora project by making staged payments totaling $850,000 at maximum annual payments of $75,000. A 3% NSR was granted to the owners, 2/3 of which can be bought back for $2 million.

The Aurora District is located along the prolific Walker Lane gold belt and has reserves and historic production of 1.8 million ounces of gold in high-grade bonanza veins. During the first quarter of fiscal 2005, Pacific Rim continued its mapping and target generation program on the Aurora project and intends to drill test the property during fiscal 2005, pending the receipt of all necessary permits.

The Surefire project is located along the Northern Nevada rift in Crescent Valley, Nevada and was staked by the Company during fiscal 2004. Pacific Rim is 100% owner of this project, which consists of 191 claims along the rift structures that control the Fire Creek Mine and the Mule Canyon Mine. The Company did not conduct any exploration program at Surefire during Q1 2005 and does not anticipate any expenditures on Surefire during the second quarter of fiscal 2005.

Andacollo Gold Mine, Chile
Pacific Rim's Chilean operating subsidiary, Compania Minera Dayton ("CMD") is owner of the Andacollo gold mine located in central Chile. The Andacollo mine is closed and subject to a creditors' protection plan. CMD is in the process of reclaiming the mine site, disposing of the mine assets and settling its outstanding liabilities under the creditors' plan (see Note 1c to the Company's 2004 annual consolidated financial statements).

In March 2004, Pacific Rim signed a letter of intent to sell CMD to MCK Mining Corporation ("MCK") of Vancouver, an unrelated party, for $5 million and 4,000,000 shares of the purchaser over four years, subject to due diligence, regulatory approval and completion of a formal final agreement. An extension to the due diligence period was granted to MCK on June 1, 2004, and on August 18, 2004 (subsequent to the end of Q1 2005), a further six-month extension to the due diligence period was negotiated, with closing of the transaction to occur on or before December 15, 2004. A final Purchase Agreement has not been signed to date.

4. RESULTS OF OPERATIONS

For the three month period ended July 31, 2004, Pacific Rim recorded a net loss of $1.3 million or $0.02 per share, identical to the net loss and loss per share of $1.3 million and $0.02 per share recorded in the comparable period the year earlier. Exploration expenses increased by $1.0 million in the current period compared to Q1 2004 ($1.9 million for Q1 2005 and $0.9 million for Q1 2004) due primarily to increased expenditures at the El Dorado project associated with the pre-feasibility and environmental studies as well as the ongoing exploration drill program. The increase in exploration expenditures was offset by a $0.9 million gain on the sale of equipment from the Denton-Rawhide heap leach operation during Q1 2005, for which there was no comparable item in Q1 2004. Net loss before unusual items was $1.5 million in each of the first quarters of fiscal 2005 and 2004. The Company received $0.2 million in creditor repayments from CMD during both periods, related to residual leach activities.

Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide operation, was $3.4 million for Q1 2005, compared to $3.0 million during the comparable period of fiscal 2004. The increase in revenue is due to an improvement in the gold price received on gold sold during Q1 2005 (an average price of $394 per ounce for Q1 2005 compared to $362 per ounce for the same period of fiscal 2004). Increased silver sales revenues for Q1 2005 compared to Q1 2004 related to improved sales prices for silver also contributed to the quarter over quarter improvement in revenue.

Mine operating costs were $3.3 million in the first quarter of fiscal 2005, compared to $3.1 million in the comparable period of fiscal 2004. During Q1 2005, a gain of $0.9 million on the sale of surplus equipment from the Denton-Rawhide heap leach operation was recorded (for which there is no comparable item for Q1 2004) resulted in mine operating income of $0.6 million for the three month period ended July 31, 2004, compared to an operating loss of $0.5 million for the comparable period a year earlier.

Expenses
Net non-operating expenses increased during Q1 2005 to $2.0 million, compared to $1.0 million for Q1 2004. The current quarter's expenses reflect higher exploration expenditures ($1.9 million in the first quarter of fiscal 2005 compared to $0.9 million in the first quarter of fiscal 2004) related primarily to the Company's increased exploration activities and pre-development activities on its El Dorado gold project as well as its continuation of the La Calera drill program.

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)

	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Revenue	$3,440	$2,237	$3,318	$3,562	$3,023	$2,589	$3,720	$2,974
Net income (loss)	$(1,338)	$(2,451)	$(1,336)	$(1,743)	$(1,329)	$(1,995)	$(337)	$(1,312)
Net income (loss) per share basic and diluted	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.00)	$(0.02)
*unaudited

There are no obvious trends in quarterly results for Pacific Rim, nor does the Company experience any seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) has been relatively stable, although exploration expenditures have trended higher over the past eight quarters. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity
Pacific Rim's cash position (including cash equivalents) increased by $0.3 million from the Company's 2004 fiscal year end at April 30, 2004 to the end of Q1 2005 at July 31, 2004. This increase in cash and cash equivalents over the 3 months of Q1 2005 reflects net cash flow from Denton-Rawhide of $2.8 million ($3.4 million in revenues less $0.6 million in mine expenditures), plus creditor repayments from CMD of $0.2 million, offset by cash outlays totaling $2.7 million ($2.2 million in exploration expenditures and $0.5 million in general and administrative costs).

Cash Flow (Used For) Operating Activities
Cash flow (used for) operating activities was $(0.5) million in the first quarter of fiscal 2005, effectively the same as the comparable period a year. The negative operating cash flow for Q1 2005 is a result of exploration and administrative activities exceeding net cash inflows from the sale of Denton-Rawhide gold production.

Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $0.9 million during Q1 2005, compared to $0.1 million in Q1 2004. This reflects $0.9 million in proceeds from the sale of surplus equipment from the Denton-Rawhide operation during the current quarter (nil for Q1 2004) and a $0.1 million withdrawal from the reclamation sinking fund in Q1 2004 (nil for Q1 2005).

Cash Flow Provided by Financing Activities
There were no financing activities in either of Q1 2005 or Q1 2004.

Capital Resources and Financial Condition
Pacific Rim's cash, cash equivalents and bullion (in the Company's view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $2.3 million at July 31, 2004. Heap leach inventories, comprised mainly of the cost to place gold on the heap leach pile, were substantially reduced, to $1.4 million at July 31, 2004, from $2.9 million at April 30, 2004, as gold was recovered from the Denton-Rawhide heap leach pile over the course of the three-month period of Q1 2005. At July 31, 2004, the book value of Pacific Rim's total assets stood at $11.7 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in heap leach inventories at Denton-Rawhide as well as the decrease in cash and cash equivalents and bullion inventory.

At July 31, 2004, Pacific Rim had current liabilities of $1.7 million, compared to $2.8 million at year-end 2004. Fiscal 2005 current liabilities include a $0.8 million loan payable (due December 31, 2004) to Kinross Gold Corporation related to the Company's purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no long-term debt.

A $1.5 million reduction in current inventories and 0.8 million decrease in bullion inventory, offset in part by a $0.3 million increase in cash and cash equivalents and a $1.1 million decrease in current closure cost liabilities, were the main contributors to the $0.8 million decline in working capital, from $3.0 million at the end of fiscal 2004, to $2.2 million at the end of Q1 2005 (July 31, 2004). Pacific Rim is unable to reliably forecast production levels, revenue or cash flow from the Denton-Rawhide gold mine due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Exploration expenditures in El Salvador have increased during the fourth quarter of fiscal 2004 and the first quarter of fiscal 2005 due to pre-feasibility activities, which are one-time events that are not expected to continue throughout fiscal 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts cash flow from Denton-Rawhide no more than 6 months in advance. The Company believes it has sufficient working capital, and anticipates having sufficient cash flow during the second and third quarters of fiscal 2005, to continue its exploration programs if there are no unusual significant capital outlays related to development of the El Dorado project. If the Company decides to commence construction of an access / haulage ramp at El Dorado during the current fiscal year as expected, additional financing will be required.

Off-balance sheet arrangements
Pacific Rim, as a creditor of CMD, was repaid $0.2 million during Q1 2005. This compares to a $0.2 million repayment during the comparable period of fiscal 2004. The Company is owed a further $0.2 million by CMD under its creditors' plan, and believes this amount, or more, may be recovered from the sale of CMD's assets.

The eventual recovery of such amounts is, however, uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at July 31, 2004. In March of 2004, the Company agreed to the sale of the shares of the subsidiary that owns the shares of CMD to an unrelated party for $5 million and 4,000,000 shares of the purchaser over four years. The proposed purchaser requested an extension to the date to complete to December 2004, which is subject to receipt of formal documentation.

Contractual Obligations
The Company is committed to payments under operating leases for office premises and a photocopier, through to 2009 and 2008 respectively, of approximately $40,000 and $3,600 per year as set out in note 12a to the 2004 annual financial statements. The following table lists as of April 30, 2004, information with respect to the Company's known contractual obligations.

Contractual Obligations (in thousands of US dollars)
	Payments due by period
	Total	< 1 year	1- 3 years	3 – 5 years	>5 years
Debt Obligations	$828	$828
Operating Lease Obligations	$203.5	$68.3	$90.8	$44.4	$nil
Accounts payable and accrued liabilities	$778	$778
Accrued closure costs	$1,755	$132	$541	$541	$541
Total	$3,564.5	$1,806.3	$631.8	$585.4	$541

7. RISKS AND UNCERTAINTIES

Reliance on Denton-Rawhide
Pacific Rim's sole revenue-generating asset is its 49% non-operating interest in the Denton-Rawhide heap leach operation in Nevada, currently in the residual leach and reclamation phase. The Company's profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Denton-Rawhide operator to control the costs of production.

Production at Denton-Rawhide has shown an overall decrease as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, Pacific Rim is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2005.

Gold Price
Pacific Rim's revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company's control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company's exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim has instituted a short-term hedging program where up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine is sold forward in month-by-month contracts with maturity dates extending no more than 6 months into the future.

Exploration and Development
Pacific Rim's growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs and on the initial stages of development at El Dorado should a decision be made to commence construction of an access / haulage ramp. Pacific Rim's ability to conduct these exploration and development programs depends on the amount of free cash flow generated by the Denton-Rawhide heap leach operation, and the Company's ability to raise money through public and/or private financing. The results of the Company's ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado, La Calera or other projects.

The El Dorado property comprises 2 exploration licenses totaling 7,500 hectares, each with an expiration date of December 10, 2004. In order to maintain its mineral rights to the El Dorado property, Pacific Rim must convert the exploration licenses to exploitation concessions. This conversion requires application, including the EIS submission, by Pacific Rim to the El Salvadoran regulatory agency responsible for mining, and is granted at the discretion of the government. Pacific Rim has undertaken the steps necessary to have all of the required documents for the conversion of the licences; however, there can be no assurance that the approval of the environmental impact study will be received prior to the expiration of the exploration licenses. Pacific Rim has received assurances from the El Salvadoran Division of Mines and Hydrocarbons (Ministry of Economy) that the conversion of the exploration licenses to an exploitation concession will not be jeopardized by lack of timely approval of the environmental impact study.

Operations
Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Regulatory
Pacific Rim's various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

Other
Readers are referred to the Company's fiscal 2004 Annual Information Form and 20F filings for additional information regarding risk factors.

8. ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Environmental
Pacific Rim recently completed an EIS for a 750 tonne per day operation at the El Dorado gold project in El Salvador, and continues to collect baseline environmental data from the project area. The Company is committed to the principal of sustainability and conducts its exploration programs so as to minimize any impact on the environment.

A trust fund of $3.1 million (fair market value of $3.3 million) as of July 31, 2004, has been established to fund Pacific Rim's portion of the reclamation costs associated with closure of the Denton-Rawhide operation in Nevada. Current reclamation work is being funded primarily from operating cash flow, with $0.1 million in reclamation expenditures (Pacific Rim's portion) made during Q1 2005 and further reclamation expenditures totaling $0.1 million anticipated to be spent at Denton-Rawhide in the remainder of fiscal 2005. A further $1.6 million in estimated closure costs are expected in future years. No further trust funding is anticipated. A closure plan for the Denton-Rawhide mine has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. Refer to Note 8 to the interim consolidated financial statements for details of the Denton-Rawhide closure fund.

As part of the Andacollo closure plan, CMD has deposited $2.2 million into a trust to provide funding for future expenditures related to closure of the mine. These funds were derived from the sale of the Andacollo mine assets and from the sale of gold produced in the mine's continuing and final stages of residual leach operations. The reclamation plan at the Andacollo mine in Chile conforms to North American practices.

Community Relations
Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company's 2004 annual report for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company's El Dorado gold project.

9. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continued deceleration in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from the Denton-Rawhide heap leach operation for the remainder of fiscal 2005. Total cash costs per ounce of gold are expected to converge with the "actual cash production cost" once the heap leach inventory is completely drawn down (at the current rate of heap leach inventory drawdown, this is expected to occur near the end of the second quarter of fiscal 2005). The Company expects that the ultimate total recoverable gold ounces at Denton-Rawhide will exceed the conservatively estimated gold ounces represented in the inventory recorded at July 31, 2004.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to issue the results of its pre-feasibility study for the Minita resource during the second quarter of fiscal 2005. Management expects a positive outcome from the pre-feasibility study. However, a final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the study and will further depend on obtaining the required environmental permits and sufficient financing to proceed. An EIS has been conducted and will shortly be submitted to El Salvadoran regulatory agencies in preparation for this permitting process. During the remainder of fiscal 2005 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, concentrating in particular on the South Minita and Nance Dulce gold discovery zones, as well as complete its Phase 2 drill program at the nearby La Calera gold project in El Salvador and commence drill testing of the Aurora project in Nevada.

10. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including "total cash production costs" and "actual cash production costs" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)
Q1 2004 (three months ended July 31, 2003)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$3,147	$3,147
Silver credits realized	$(311)	$(311)
Inventory change	n/a	$(2,110)
Cost base for calculation	$2,836	$726
Gold ounces produced	8,855	8,855
Cost base per gold ounce produced	$320	$82

Q1 2005 (three months ended July 31, 2004)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$3,252	$3,252
Silver credits realized	$(487)	$(487)
Inventory change	n/a	$(1,476)
Cost base for calculation	$2,765	$1,289
Gold ounces produced	5,788	5,788
Cost base per gold ounce produced	$478	$222

Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company's: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim's exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR.

The most recent technical report for the La Calera project, dated August 27, 2003, was prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim. The report, entitled "Review of the La Calera Project, El Salvador" is publicly available on SEDAR.

Mineral Resources, and a note to US Investors

The terms "indicated resource and "measured resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves. Mineral resources are not "reserves" as they have not been demonstrated to be economically and legally extractable. It should not be assumed that all or any part of a "indicated resource" or "measured resource" will ever be converted to a "reserve".

"Indicated resource" and "measured resource" are not defined terms under United States Standards. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that contain "reserves" (the part of a mineral deposit that can be economically and legally extracted or produced). As such, this report may not be comparable to similar information made public by the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, which is available by contacting the Company, or on the EDGAR section of the SEC website (www.sec.gov).

This MD&A was approved by Pacific Rim Mining Corp.'s board of directors, as recommended by the audit committee, on September 7, 2004.

PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	July 31	April 30
	2004	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$1,810	$1,463
Bullion inventory (note 3)	500	1,301
Total: Cash and cash equivalents and bullion	2,310	2,764
Receivables	197	118
Inventories (note 5)	1,425	2,930
	3,932	5,812
Property, plant and equipment (note 6)	4,613	5,102
Closure fund (note 8)	3,143	3,119
	$11,688	$14,033
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$778	$1,761
Loan payable (notes 8)	828	828
Accrued closure costs - current portion (note 8)	132	190
	1,738	2,779
Accrued closure costs (note 8)	1,623	1,636
	3,361	4,415
Shareholders' Equity
Share capital (note 9)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
80,483,994 shares outstanding (80,483,994 @ Apr. 30/04)	57,737	57,690
Deficit	(49,410)	(48,072)
	8,327	9,618
	$11,688	$14,033

Signed on behalf of the Board:

"Thomas C. Shrake" Director
"David K. Fagin" Director

See accompanying notes

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of (Loss) and Deficit
(Prepared by management)
in thousands of US dollars (except per share amounts)
(unaudited)

	Three Months Ended
	July 31
	2004	2003
Revenues
Sales	$3,440	$3,023

Cost of sales
Operating costs	3,252	3,147
Depreciation, depletion and amortization	483	372
	3,735	3,519
Gain on sale of equipment	(851)	-
	2,884	3,519
Mine operating income (loss)	556	(496)

Expenses
Exploration
- direct	1,885	871
- stock-based compensation	4	-
General and administrative
- direct	167	153
- stock-based compensation	43	-
Interest expense	6	16
Foreign exchange	(32)	7
Interest income	(26)	(33)
	2,047	1,014
Loss before unusual item	(1,491)	(1,510)
Recovery of Investment In Andacollo Mine	153	181
Loss for the period	(1,338)	(1,329)
Deficit - beginning of period	(48,072)	(41,213)
Deficit - end of period	$(49,410)	$(42,542)

Per share:
Loss per share - basic and diluted	$(0.02)	$(0.02)
Weighted average shares o/s during period	80,483,994	78,528,594

See accompanying notes

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
In thousands of US dollars
(unaudited)

	Three Months Ended
	July 31
	2004	2003

Loss for the period	$(1,338)	$(1,329)
Adjustments to reconcile net (loss) to cash flow provided
by (used for) operating activities:
Depletion, depreciation and amortization	413	265
Accrued closure costs	70	107
Stock-based compensation	47	-
Foreign exchange loss(gain)	(32)	7
Net interest earned on closure sinking fund	(18)	(15)
Gain on sale of surplus equipment	(851)	-
	(1,709)	(965)
Accounts payable and accrued liabilities	(983)	(394)
Closure cost expenditures	(71)	(922)
Due to related parties	-	7
Inventories	2,306	1,822
Receivables	(79)	(77)
Cash flow provided by (used for) operating activities	(536)	(529)

Investing Activities
Purchases of property, plant and equipment	-	(9)
Proceeds from sale of property, plant and equipment	851	46
	6
Reclamation sinking fund withdrawal	-	50
Cash flow provided by investing activities	851	87

Foreign exchange	32	(7)

Net increase (decrease) in cash and cash equivalents	347	(449)
Cash and cash equivalents, beginning of period	1,463	1,107
Cash and cash equivalents, end of period	$1,810	$65

Non-Cash Transactions: Stock based compensation	$47	$-
Accrued closure costs	$70	$107

See accompanying notes

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration licence areas, known as El Dorado, located in El Salvador and exploration interests in mineral claims in the United States.

Basis of Presentation

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the accounts of the Company's wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the "financial statements") have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company's audited consolidated financial statements for the fiscal period ended April 30, 2004.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company's annual report for the year ended April 30, 2004 (the "Annual Report").

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company's "Annual Report ."

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

3.	Bullion Inventory Bullion inventory is valued at the lower of cost and fair market value. Details are as follows:
	July 31, 2004		April 30, 2004
	Gold	Silver	Gold	Silver
Ounces at refinery	1,032	14,629	2,727	39,600
Market value per ounce ($/oz.)	392.00	6.50	390.00	6.00
Market value	$405	95	$1,064	237
Total market value	$500		$1,301

4.	Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, bullion inventory, receivables, closure fund, accounts payable, loan payable and accrued closure costs. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.	Inventories

Details are as follows:

		July 31,	April 30,
		2004	2004
	Production inventory	$1,220	$2,696
	Supplies inventory	205	234
		$1,425	$2,930

6.	Property, Plant and Equipment

	Details are as follows:
		July, 31,	April 30,
		2004	2004
	Cost	$9,836	$10,320
	Accumulated depreciation and write-downs	(5,223)	(5,218)
		$4,613	$5,102

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

7.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in two exploration areas in El Salvador, known as El Dorado and La Calera.

i)
El Dorado: Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

ii)
La Calera: By option agreement dated September 10, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the agreement the Company, at its option, must make the following payments and exploration expenditures:

		Minimum
	Option	Exploration
	Payment	Expenditures
Upon signing (paid)	$5	$-
Upon completion of a two month due diligence (paid)	15	-
On or before September 10, 2003 (paid and incurred)	20	25
On or before September 10, 2004 (paid and incurred)	35	50
On or before September 10, 2005 (incurred)	75	100
On or before September 10, 2006 (incurred)	150	200
	$300	$375

The property is subject to a 0.5% NSR which can be purchased by the Company for $0.2 million if purchased within six months from the start of commercial production.

This property is also subject to an El Salvador governmental NSR of 2%.

iii)
By option agreement dated April 2, 2004 the Company has agreed to acquire a parcel of land near the El Dorado property for future plant site purposes. To exercise its option, the Company has paid a $14 initial lease payment, $14 is due on or before April 1, 2005 and $971 on or before November 1, 2006.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

7.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture

The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in the joint venture is summarized as follows:

	July 31,	April 30,
	2004	2004
Current assets	$2,238	$4,434
Property, plant and equipment	395	878
Closure fund	3,143	3,119
Current liabilities	(1,348)	(2,061)
Long-term liabilities	(1,623)	(1,636)
Net assets	$2,805	$4,734

The condensed statements of Income (Loss) reflecting the Company's 49% interest in the joint venture are as follows:

	Three Months Ended
	July 31,	July 31,
	2004	2003
Sales	$3,440	$3,023
Costs of sales	(3,735)	(3,519)
	(295)	(496)
Gain on sale of equipment	851	-
Net income (loss) before taxes	$556	$(496)

The condensed statements of cash flows reflecting the Company's 49% interest in the joint venture are as follows:

	Three Months Ended
	July 31,	July 31,
	2004	2003
Cash flow provided by (used for) Denton Rawhide operations	$1,952	$26
Cash flows provided by (used for) investment activities	851	46
Cash flows from financing activities	-	50
Net cash flow	$2,803	$122

c)	United States Exploration Properties

The Company has exploration rights to two "grass roots" exploration properties in the state of Nevada, USA.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

8.

Closure Fund, Accrued Closure Costs and Loan Payable

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who was a major shareholder of the Company, a principal amount of $2,118 for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was repaid on December 31, 2003 and the balance of $828 is payable on December 31, 2004.

Kinross became a non-related party to the Company in December 2003 by virtue of its disposal of its entire shareholdings in the Company.

The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at July 31, 2004 was approximately $3,290 (Cost - $3,143). The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2004
Short term	$190
Long term	1,636	1,826
Less: Reclamation expenditures during the period (three months)		$71
Accrued closure costs – July 31, 2004
Current portion	$132
Long term portion	1,623	$1,755

At July 31, 2004, closure trust funding is in excess of estimated total closure cost liabilities. Excess funding available for the estimated closure liabilities is not available to the Company until reclamation activities are completed and is reserved for unforeseen contingencies that might arise before the reclamation activity is completed. Completion date of the reclamation work cannot be reasonably estimated at this time.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

9.	Share Capital Common Shares Details of share capital activity for the period May 1, 2004 to July 31, 2004 are as follows:

	Number of Shares	Amount
Balance – April 30, 2004	80,483,994	$57,690
Stock based compensation for the period		47
Common shares issued during period	-	-
Balance – July 31, 2004	80,483,994	$57,737

Stock Options

Upon amalgamation, the stock options outstanding under the plans of Dayton Mining Corporation and Pacific Rim Mining Corp. were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

Details of options outstanding are as follows:

	Number of Options
	Pre-	October	Weighted Average
	Amalgamation	2002	Exercise Price
	Plans	Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2004	1,804,380	3,210,800	$0.60	2004-2008

Three months ended July 31, 2004
- cancelled	(36,080)	-	$1.36	2004
Options outstanding at July 31, 2004	1,768,300	3,210,800	$0.60	2004-2008
Vested as at July 31, 2004	1,768,300	2,317,200	$0.54	2004-2008

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

9.	Share Capital - Continued

Stock Options - Continued

The following table summarizes information about stock options outstanding to directors, former directors and employees as at July 31, 2004.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

September 24, 2004	$1.30	29,000	29,000
May 28, 2005	$0.54	763,300	763,300
July 4, 2006	$0.29	976,000	976,000
April 18, 2007	$0.62	1,810,000	1,810,000
July 23, 2008	$0.43	170,800	113,867
October 8, 2008	$0.85	1,230,000	393,333
		4,979,100	4,085,500

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures are shown on a pro forma basis, as required.

		Three Months Ended
		July 31,	July 31,
		2004*	2003**
Stock-based compensation expense relating to:
Administrative costs		$43	32
Exploration costs		4	-
Total stock-based compensation		47	32
Loss for the period – as reported		(1,338)	(1,329)
Loss for the period – pro forma		N/A	(1,361)
Loss per share (basic and diluted) - As reported		(0.02)	(0.02)
- Pro forma	$	N/A	(0.02)

*	Recorded as expense with an offsetting entry to share capital.
**	Disclosed as an expense on a pro forma basis only.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

9.

Share Capital - Continued

Stock Options - Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended
	July 31/04	July31/03
Risk free interest rate	3.85%	3.67%
Average expected option life	4 Years	3 years
Stock volatility – based on trading history	82.31%	35.43%
Dividend payments during life of option	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

10.	Gold Sales Contracts

(Metals prices in U.S. dollars)

At July 31, 2004, the Company's gold hedging program consisted of 5,000 ounces (July 31, 2003 – 1,500) of forward sales contracts for future delivery of gold at various dates between August and December 2004 (July 31, 2003 – August, 2003) at an average price of $411 (July 31, 2003 - $386) per ounce. The estimated fair value of these contracts at July 31, 2004 spot prices was $105 (July 31, 2003 - $47) which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

11.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

12.	Commitments

	a)	Lease Commitments

The Company's current lease commitments are unchanged from those listed in Note 12 a) of the audited financial statements contained in the April 30, 2004 annual report.

	b)	Proposed Sale of Subsidiaries

The proposed terms of sale of subsidiaries related to the proposed sale of the Company's Andacollo gold mine property in Chile as reported in Note 12 b) of the audited financial statements contained in the April 30, 2004 annual report have been altered. The sale has been restructured as an Option to Purchase with an extension of the transaction closing date to on or before December 15, 2004 with a corresponding extension of the purchaser's due diligence period and a restructuring of payment terms as follows:

	Cash	Shares
Option payment (held in escrow)*	$100	-
Upon closing – on or before December 15, 2004	900	3,000,000
On or before March 15, 2005	1,000	1,000,000
On or before March 15, 2006	1,000	-
On or before March 15, 2007	1,000	-
On or before March 15, 2008	1,000	-
	$5,000	4,000,000

*Funds held in escrow are not available to the Company until certain conditions are met. Accordingly, the escrowed funds have not been accounted for in these financial statements.

Under the revised terms of the Purchase Agreement (yet to be finalized) the purchaser commits to a minimum $500 feasibility program expenditure at Andacollo. In the event the transaction does not close, the purchaser is obligated to pay the Company any unexpended balance of the $500 feasibility commitment.

13.

Segmented Information

The company operates in one business segment, namely; gold mining with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA. There has been no material change in segmented assets from those disclosed in the Company's April 30, 2004 Annual Report.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2004
In thousands of U.S. dollars, except per share amounts

Details are as follows:
	July 31, 2004	April 30, 2004
Assets
Canada	$1,050	$1,017
USA	6,276	8,556
El Salvador	4,359	4,457
Chile	3	3
Total	$11,688	$14,033
Property, Plant and Equipment
Canada	8	9
USA	421	909
El Salvador	4,184	4,184
Chile	-	-
Total	$4,613	$5,102

	Three Months Ended
	July 31, 2004	July 31, 2003
Revenue, excluding interest income
Canada	$-	$-
USA	3,440	3,023
El Salvador	-	-
Chile	-	-
Total	$3,440	$3,023
Depreciation, depletion and amortization
Canada	1	1
USA	482	371
El Salvador	-	-
Chile	-	-
Total	$483	$372
Net income (loss)
Canada	(134)	(123)
USA	448	(601)
El Salvador	(1,805)	(786)
Chile	153	181
Total	$(1,338)	$(1329)

14.

Management Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of the Company's results reported in these interim consolidated financial statements are included in the Report to Shareholders dated September 7, 2004.